RENEE M. HARDT 312-609-7616 rhardt@vedderprice.com

April 23, 2010

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Oberweis Funds Post-Effective Amendment
(File Nos. 33-9093 and 811-4854)

Dear Ms. O’Neal-Johnson:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on April 12, 2010 during our telephone conference regarding the post-effective amendment filing of the Trust made on February 26, 2010.

Summary Prospectus

1.    Legend

Comment: If the Trust is going to use the summary prospectus, you asked to see the legend required by Rule 498(b)(1)(v) under the Securities Act of 1933.

Response: The Trust intends to use the following legend:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. The Fund’s Prospectus and Statement of Additional Information, both dated May 1, 2010, are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund’s Prospectus and other information about the Fund, go to http://www.oberweisfunds.com/pdfs/Forms/Oberweis_Funds_Wrapper_and_Prospectus.pdf, email a request to Funds@oberweis.net, call (800) 243-7311, or ask any financial advisor, bank or broker-

Ms. Deborah O’Neal-Johnson

April 23, 2010

dealer who offers shares of the Fund. Page number references refer to the current Prospectus for the Fund.

Prospectus

2.    Oberweis Micro-Cap Fund

a.    Comment: In the first sentence under the heading “Principal Investment Strategies,” consider using the phrase “micro-cap” instead of “very small.”

Response: The phrase “very small” is in the Fund’s “names” policy subject to Rule 35d-1 under the Investment Company Act of 1940. Since changing this language in the policy may require the Fund to provide shareholders with at least 60 days’ prior notice, no change has been made.

b.    Comment: Add micro-cap risk as a principal risk.

Response: The following paragraph has been added:

Micro-Cap Risk – Small-sized company risk is intensified for the Fund. The prices of micro-cap companies are generally more volatile and their markets are less liquid relative to larger companies. An investment in the Fund may involve considerably more risk of loss and its returns may differ significantly from funds investing in larger companies.

c.    Comment: For all Funds, delete the paragraph that immediately precedes the performance bar chart.

Response: These paragraphs have been deleted.

d.    Comment: For the average annual total returns tables for all Funds, you noted that the footnote to the table may not describe the primary benchmark or include extra information. As a result, you stated that the first and third sentences of the footnote should be deleted.

Response: All footnotes to the average annual total returns tables have been deleted in their entirety.

e.    Comment: For all Funds, the portfolio manager information in the summary should only include the portfolio manager’s name, title and length of service with the Fund.

Ms. Deborah O’Neal-Johnson

April 23, 2010

Response: The portfolio manager information has been revised accordingly. For example, the information for the Micro-Cap Fund has been revised to read as follows:

Portfolio Manager

James W. Oberweis, President, has been the portfolio manager of the Fund since 2001.

3.    Oberweis Emerging Growth Fund

a.    Comment: Delete the footnote to the expense table since the Fund’s expenses were below the expense cap.

Response: The footnote has been deleted.

b.    Comment: The Principal Investment Strategies section uses the phrase “relatively small companies,” while the Principal Risks section uses the phrase “small- and medium-size companies.” You stated that the terminology should be consistent.

Response: The phrase in the Principal Risks section has been revised to say “relatively small companies.”

4.    Small-Cap Opportunities Fund

a.    Comment: For the expense tables for the Small-Cap Opportunities, International Opportunities and Asia Opportunities Fund, revise the last two lines of the tables to read “Expense Reimbursement” and “Total Annual Fund Operating Expenses After Expense Reimbursement,” respectively. You asked that the last two sentences of the footnote be revised to clarify the term of the current expense cap agreement, how it can be terminated (i.e., by whom and under what circumstances), and if applicable, any exclusions from the cap and any recoupment provision.

Response: The expense table has been revised accordingly. The expense limitation agreements do not include recoupment provisions and do not provide for their termination. Accordingly, the following is included at the end of the first sentence of each footnote: excluding any interest, taxes, brokerage commissions and extraordinary expenses. The contractual arrangement continues in force until April 30, 2011. The contractual arrangement may be amended at any time by the mutual written consent of the adviser and the Fund.

b.    Comment: You noted that the reference to small-cap companies as those with a market capitalization of less than $8 billion seems high and asked for the Trust to comment on the basis for this supplementally.

Ms. Deborah O’Neal-Johnson

April 23, 2010

Response: The reference to $8 billion has been changed to $5 million.

5.    Oberweis International Opportunities Fund

Comment: With respect to the first sentence under Principal Investment Strategies, you asked for a supplemental response as to what is meant by “based” (i.e., located outside the United States?).

Response: The following has been added after the first sentence: Currently, securities based outside the United States include 1) equity securities of companies that are organized under other than U.S. law or that are primarily traded on an exchange or over-the-counter outside of the United States; or 2) equity securities of companies that have at least 50% of their assets outside of the United States or that derive at least 50% of their revenues from business activities outside of the United States.

6.    Buying and Selling Fund Shares

Comment: Delete the last two sentences in the first paragraph and the last sentence in the second paragraph.

Response: These sentences have been deleted.

7.    Other Investment Policies and Risks

Comment: You noted that all of the information required by Form N-1A, Item 9(a)-(c) should be included here.

Response: The disclosure has been included and the section has been renamed Investment Objectives, Policies and Risks.

SAI

8.    Management of the Trust

Comment: You noted that this section does not include the new information required by Form N-1A, Item 17 (i.e., the new proxy disclosure enhancements).

Response: Disclosure has been added to the SAI under the sub-headings “Trustee Experience and Qualifications,” “Board Structure” and “Risk Oversight” to satisfy these new requirements.

*    *    *

Ms. Deborah O’Neal-Johnson

April 23, 2010

Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/srt

cc:	Patrick B. Joyce

James A. Arpaia